Filed Pursuant to Rule 253(g)(2)

File No. 024-11179

Supplement No. 3 to Offering Circular dated June 4, 2020

Remembrance Group, Inc.

365 5th Ave South, Suite 201

Naples, FL 34102

(239) 666-3440

www.remembrancegroup.com

This Offering Circular Supplement No. 3 (the “Supplement No. 3”) relates to the Offering Circular of Remembrance Group, Inc. (the “Company”), dated June 4, 2020 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 1,200,000 shares of Series A Redeemable Preferred Stock (the “Shares”) at an offering price of $10.00 per share, for a maximum offering amount of $12,000,000 (the “Offering”). There is a minimum initial investment amount per investor of $5,000 for the series A preferred stock and any additional purchases must be made in increments of at least $100.

This Supplement should be read in conjunction with the Offering Circular, Offering Circular Supplements No. 1 and No. 2 filed with the Securities and Exchange Commission on September 25, 2020 and December 7, 2020, respectively (the “Prior Supplements”), and is qualified by reference to the Offering Circular and the Prior Supplements except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplements, and may not be delivered without the Offering Circular and the Prior Supplements.

This Supplement No. 3 is being filed to disclose that in connection with the Offering, on May 20, 2020, Digital Offering LLC, the managing broker-dealer of the Offering, entered into a participating dealer agreement with Wilmington Capital Securities, LLC (“Wilmington”), a FINRA member and SEC registered broker dealer. Subject to the terms of its agreement with the managing broker-dealer, Wilmington will participate in the Offering as a “Dealer” solicitating persons acceptable to the Company to participate in the Offering and will receive a selling commission in an amount up to 6% of the purchase price of the Shares sold by it. This amount may be reduced to a lower rate to the extent the managing broker-dealer negotiates a lower rate with Wilmington. Expenses incurred in the performance of Wilmington’s obligations will not be reimbursed.

Michael Margolies, a director of our company, is a registered representative of Wilmington and may receive a portion of any commission payable by us to Wilmington in connection with the Offering.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular, as supplemented by this Supplement No. 3, is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 3 to Offering Circular is December 29, 2020.